Destination Maternity Corporation

232 Strawbridge Drive

Moorestown, New Jersey 08057

August 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Hillary Daniels, Office of Beverages, Apparel and Mining

Re: Registration Statement on Form S-3 (No. 333-226335) of Destination Maternity Corporation

Dear Ms. Daniels:

Destination Maternity Corporation, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, respectfully requests that the effectiveness of the above referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will be declared effective on August 10, 2018, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Richard M. Brand of Cadwalader, Wickersham & Taft LLP at (212) 504-5757.

Very truly yours, Destination Maternity Corporation

By:	/s/ Marla A. Ryan
Name: Marla A. Ryan
Title: Chief Executive Officer

cc:    Richard M. Brand, Cadwalader, Wickersham & Taft LLP